UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☑
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐
Jilin Chemical Industrial Company Limited
(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name into English (if applicable))
People’s Republic of China

(Jurisdiction of Subject Company’s Incorporation or Organization)
PetroChina Company Limited
(Name of Person(s) Furnishing Form)
Domestic Invested Shares (A Shares)

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Securities (if applicable))
Li Huaiqi
Secretary
PetroChina Company Limited
16 Andelu
Dongcheng District, Beijing 100011
The People’s Republic of China
(+86 10) 8488-6666

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Lee Edwards, Esq. Shearman & Sterling LLP Suite 2318, China World Tower II 1 Jianguomenwai Dajie, Chaoyang District 100004 Beijing, China (+86 10) 6505-3399	Michael Coleman, Esq. Shearman & Sterling LLP 1080 Marsh Road Menlo Park, CA 94025 (650) 838-3600
November 16, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
PetroChina Company Limited (“PetroChina”) previously furnished on November 16, 2005 on Form CB (the “Form CB”) an English translation of (i) The Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited (“Jilin”) published by PetroChina in the People’s Republic of China (the “PRC”) on November 16, 2005, and (ii) the Opinion of China Galaxy Securities Company Limited, financial advisor to PetroChina, dated October 28, 2005, published by PetroChina in the PRC on November 16, 2005.
Attached to this Form CB/A is an English translation of the Legal Opinion of King & Wood, legal advisor to PetroChina, dated October 28, 2005, published by PetroChina in the PRC on November 16, 2005.

Exhibit Number
(1)	*The Report on the Offer to Acquire A Shares of Jilin.

(2)	*Opinion of China Galaxy Securities Company Limited, financial advisor to PetroChina, dated October 28, 2005 regarding PetroChina’s offer to acquire Jilin A shares.

(3)	Legal Opinion of King & Wood, legal advisor to PetroChina, dated October 28, 2005 regarding PetroChina’s offer to acquire Jilin A shares.
Item 2. Informational Legends
Not applicable.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
Attached to this Form CB/A or previously furnished on the Form CB or incorporated by reference into the Form CB are the following documents, or English translations of the following documents, (i) that, in accordance with the requirements of the PRC, must be made publicly available by PetroChina in connection with the transaction but need not be disseminated by PetroChina to Jilin security holders or (ii) that are incorporated by reference by PetroChina into The Report on the Offer to Acquire A Shares of Jilin that was published by PetroChina in the PRC on November 16, 2005.

Exhibit Number
(4)	*Second Joint Announcement by PetroChina and Jilin, dated November 15, 2005 (incorporated by reference to Exhibit (a)(10) of the Schedule 13E-3 filed by PetroChina and Jilin with the SEC on November 16, 2005).

(5)	*The Annual Report 2004 of PetroChina (incorporated by reference to the Form 6-K furnished by PetroChina to the SEC on April 6, 2005).

(6)	*The Annual Report 2003 of PetroChina (incorporated by reference to the Form 6-K furnished by PetroChina to the SEC on April 16, 2004).

PART III — CONSENT TO SERVICE OF PROCESS
PetroChina filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on November 16, 2005.
* Previously furnished to the Securities and Exchange Commission on November 16, 2005 on Form CB.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PetroChina Company Limited
By:	/s/ Jiang Jiemin
	Name:	Jiang Jiemin
	Title:	Vice Chairman and President

Date: November 30, 2005

EXHIBIT 3
English Translation of
The Legal Opinion of King & Wood dated October 28, 2005

Legal Opinion Letter on the Report on the Offer to Acquire A Shares of Jilin
Chemical Industrial Company Limited
To: PetroChina Company Limited
In accordance with the Securities Law of P. R. China (hereafter referred to as “Securities Law”), Company Law of P.R. China (hereafter referred to as “Company Law”), Measures for the Administration of Acquisition of Listed Companies (hereafter referred to as “Acquisition Administration Measures”), Guideline on Contents and Formats of Information Disclosure by the Company that Makes Public Offering No. 17 — Offer Report (hereafter referred to as “Rule No. 17”) and other relevant laws and regulations, Beijing King & Wood Law firm (hereafter referred to as “King & Wood”) is retained by PetroChina Company Limited (hereafter referred to as “the Offeror”) to provide legal opinions on issues about the Report on the Offer to Acquire A Shares of Jilin Chemical Industrial Company Limited (hereafter referred to as the Offer Report) compiled for the tender offer of the A shares (hereafter referred to as “the Offer”) of Jilin Chemical Industrial Company (hereafter referred to as “the Target Company”)
In order to issue the Legal Opinion Letter, King & Wood conducted a review of facts and legal issues related to this Offer of the Offeror in accordance with China’s existing laws and regulations, relevant rules issued by securities administration department of the State Council and the Engagement Agreement signed with the Offeror. Such facts and issues include, but not limited to:
I.	Basic Particulars of the Offeror

II.	Background of the Offer

III.	Structuring of the Offer

IV.	Particulars Concerning the Offeror’s Shareholding and Information Regarding the Trade of the Listed Shares During the Six Months Before the Submission of the Report

V.	Source of the Funds for the Offer

VI.	Follow-Up Plan Subsequent to the Tender Offer

VII.	Material Transactions Between the Offeror and the Target Company

VIII.	Professional Organizations Participating in the Offer

IX.	Financial Materials
In addition, according to the business standards and professional ethics widely recognized by China’s legal profession, King & Wood examined documents which it regarded as necessary, including government replies provided by the Offeror, relevant records, materials, certificates, existing relevant laws, regulations and administrative rules, and conducted necessary inquiries and discussions with the Offeror regarding the Offer.
The Offeror guaranteed that it had provided all the original written materials, copies and oral testimonies which King & Wood regarded as necessary for the issuing of the Legal Opinion Letter. The Offeror guaranteed that aforesaid materials and oral testimonies provided by it are authentic, accurate and complete; and all the signatures and seals on the instruments are authentic; and the copies are consistent with the original documents.
As to the facts which are essential to this Legal Opinion Letter but can’t be supported by independent proof, for the purpose of this Legal Opinion Letter, King & Wood relies on the confirmation documents issued by relevant government agencies, the Offeror or other relevant organizations.
King & Wood has issued the legal opinion based on the facts which already occurred or existed before the date when this Legal Opinion Letter was issued, the existing laws and regulations of People’s Republic of China (hereafter referred to as “China”; for the purpose of the Letter, China referred to in this Letter does not include Hong Kong SAR, Macau SAR and Taiwan), and rules issued by China Securities Regulatory Commission (hereafter referred to as “CSRC”). King & Wood does not issue any legal opinion based on any foreign law in this Legal Opinion Letter.
King & Wood only provides legal opinions on issues related to the Offer Report and does not provide any opinion on other professional issues such as accounting, auditing, etc.
King & Wood has strictly performed its legal duties, complied with the principles of due diligence and integrity by fully checking and verifying the authenticity, accuracy and integrity of the acts of the Offeror and the contents in the Offer Report and hereby ensures that no false records, misleading statement or material omission exist in the Legal Opinion Letter.
King & Wood agrees that this Legal Opinion Letter will be a required legal document for the Offer and it will be submitted to CSRC together with other application materials for CSRC’s review. King & Wood will bear any legal liabilities arising from its issue of this Letter.
The Legal Opinion Letter is only used by the Offeror for the purpose of the Offer and not for any other purpose. King & Wood agrees that the Offeror may quote any contents in this Letter in its Offer Report according to the review requirements of CSRC.
King & Wood has checked and verified issues involved in the Offer Report according to the provisions of Article 13 of Securities Law and the business standards and professional ethics widely recognized in the legal profession, and in the spirit of due diligence. The legal opinions are thus issued as follows:
I     Basic Particulars of the Offeror
(I)	According to the relevant approval documents and other relevant legal instruments, the Offeror is a shareholding limited company incorporated upon the approval of the State Economy and Trade Commission (hereafter referred to as “SETC”) pursuant to the Reply on Approving the Establishment of PetroChina Company Limited (Guojingmaoqigai [1999] No. 1024). According to the Reply on Approving the Transformation of PetroChina Company Limited into a Company Financing Overseas issued by the SETC, the Reply on Approving PetroChina Company Limited to Issue Overseas Listed Foreign Share issued by the CSRC (Zhengjianfaxingzi [2001] No. 1), the Offeror issued 15,824,176,200 new H Shares (including H Shares represented by ADS) to foreign investors for the first time in April 2000. Meanwhile, China National Petroleum Corporation (hereafter referred to as “CNPC”) publicly sold its 1,758,241,800 deposited shares in the Offeror. Such shares were issued in and listed on the main board of the Hong Kong Stock Exchange Limited (“SEHK”) on April 7 2000, with a stock abbreviation of PetroChina and a stock code of 857; Approved by the CSRC pursuant to the Reply on

Approving PetroChina Company Limited to Increase its Issuance of Overseas Listed Foreign Shares (Zhengjianguohezi [2005] No.23), the Offeror completed the second issuance of H shares on September 15 2005. According to the Offeror’s Enterprise Legal Person Business License with a registration number of 1000001003252, its registered address is 16 Andelu Dongcheng District Beijing China; its registered capital is RMB175,824,176,000; and its legal representative is Chen Geng. Its business scope includes the exploration, production and sale of oil and natural gas; the production and sale of refined, petrochemical and chemical products; the operation of oil and natural gas pipelines; the research and development of oil exploration and production technology and petrochemical technology; the sale of materials, equipment and machinery required for the production of oil, natural gas and petrochemical products and for the construction of pipelines; the import and export of crude oil and refined products; the import and export of various types of commodities and technologies (other than those commodities and technologies the operation thereof by the Company is restricted by the State or the import and export thereof is prohibited by the State) on its own account and as an agent; the processing of imported materials and the conducting of “processing of supplied materials, assembly of supplied parts, processing of supplied samples and compensatory trade”; counter trade and entrepot trade; the exploration, development and production of oil under production sharing contracts and projects which have been assigned to the Company by China National Petroleum Corporation. The Offeror now holds a State Tax Registration Certificate, Jingguoshuixizi 110102710925462 and a Local Tax Registration Certificate, Dishuijingzi 110102710925462000.

On 15 September 2005, the Offeror issued 3,516,482,000 additional H Shares to the then existing holders of its H Shares through the SEHK, which were listed on the SEHK simultaneously. The procedures for registering the corresponding changes to the record filed with the competent administration of industry and commerce to reflect such capital increase are being carried out.

(II)	According to the Announcement on the Change of Capital Stocks upon the Completion of the Rights Issuance to the Existing Shareholders and the Stock Option Issuance to the Management made by the Offeror on

September 15 2005, CNPC is the controlling shareholder of the Offeror, holding 157,922,077,818 shares in the Offeror, accounting for 88.21% of the total shares in the Offeror. (The ratio is calculated after the aforesaid issuance of additional H Shares was completed. The registration of the corresponding change with Industrial and Commercial Bureau is in process). CNPC is a state-owned company.

(III)	According to Offeror’s explanations and covenants and upon the appropriate inspections conducted by King & Wood, the Offeror has never been subject to any administrative penalty in the past 5 years due to the violation of any requirements of the laws and regulations of the places where the Offeror has been listed; and the Offeror has never been subject to any criminal punishment or been involved in any material civil lawsuit or arbitration with regard to economic disputes in the past 5 years.

(IV)	According to Offeror’s explanations and covenants and upon the appropriate inspections conducted by King & Wood, as of the date when the Offeror signed the Offer Report (hereafter referred to as the “Report Day”), the particulars concerning the directors, supervisors, and senior officials of the Offeror are as follows: [1]

Title	Name	Nationality	Long-term residence	Whether or not with a right of residence in any other country or area
Chairman of the board	Chen Geng	China	Beijing	NA
Vice chairman of the board and President	Jiang Jiemin	China	Beijing	NA
Vice chairman of the board	Ren Chuanjun	China	Beijing	NA
Director, and Senior Deputy president	Su Shulin	China	Beijing	NA
Director and Deputy president	Duan Wende	China	Beijing	NA

Title	Name	Nationality	Long-term residence	Whether or not with a right of residence in any other country or area
Director and Deputy president	Wang Fucheng	China	Beijing	NA
Director	Zheng Hu	China	Beijing	NA
Director	Zhou Jiping	China	Beijing	NA
Director	Gong Huazhang	China	Beijing	NA
Director	Zou Haifeng	China	Jilin City	NA
Independent director	Dong Jiancheng	UK citizen (Overseas) (China Hong Kong residents)	Hong Kong	—
Independent director	Liu Hongru	China	Beijing	NA
Independent director	Franco Bernabè	Italy	Rome	—
Secretary of the board of directors	Li Huaiqi	China	Beijing	NA
Chairman of the board of supervisors	Li Kecheng	China	Beijing	NA
Supervisor	Wen Qingshan	China	Beijing	NA
Supervisor	Sun Xianfeng	China	Beijing	NA
Supervisor	Xu Fengli	China	Beijing	NA
Supervisor	Sun Chongren	China	Panjin City	NA
Independent supervisor	Zhang Youcai	China	Beijing	NA
Independent supervisor	Wu Zhipan	China	Beijing	NA

Title	Name	Nationality	Long-term residence	Whether or not with a right of residence in any other country or area
Financial controller	Wang Guoliang	China	Beijing	NA
Deputy president	Liu Baohe	China	Beijing	NA
Chief geologist	Jia Chengzao	China	Beijing	NA
(V)	According to the Offer’s explanations and covenants and upon the appropriate inspections conducted by King & Wood, the aforesaid persons have never been subject to any administrative penalty in the past 5 years due to violation of any requirements of the laws and regulations of the places where the Offeror has been listed; and the Offeror has never been subject to any criminal punishment or involved in any material civil lawsuit or arbitration with regard to economic disputes in the past 5 years.

(VI)	Upon the review of the annual report of the Offeror, set forth below is a description of any other listed companies in which Offeror holds over 5% of their outstanding shares through direct investment:

As of the Report Day, the Offeror, as the controlling shareholder of Liaohe Jinma Oilfield Company Limited, holds 900 million state-owned legal person shares in Liaohe Jinma Oilfield Company Limited, accounting for 81.82% of the total shares of the company; The Offeror, as the controlling shareholder of Jinzhou Petrochemical Co., Ltd., holds 637.50 million state-owned legal person shares in Jinzhou Petrochemical Co., Ltd., accounting for 80.95% of the capitalization of the company.

(VII)	According to the resolution of interim director meeting of the Offeror on October 26 2005, the resolution of the special committee of the board on October 28 2005, and other relevant documents, the Offer has been approved by its board of directors.
II     Background of the Offer
Upon the appropriate inspections conducted by King & Wood, such contents have been confirmed by the Offeror and the Target Company.
III     Structuring of the Offer

According to the Offer Report signed by the Offeror on October 28 2005, the Offer is structured as follows:
1.	The Target Company is a listed company listed on both Shenzhen Stock Exchange and the main board of SEHK. Its tradable shares listed in Shenzhen Stock Exchange (hereafter referred to as “A Shares”) are 200,000,000 shares; its tradable shares listed in SEHK main board market (hereafter referred to as “H Shares”, including H Shares represented by ADS) are 964,778,000 shares. The aforesaid A Shares and H Shares totaled 1,164,778,000 shares, accounting for 32.7% of the Target Company’s total shares. In the Offer, the Offeror plans to acquire all the aforesaid outstanding A Shares and H Shares in the Target Company.
2.	The purpose of the Offer is to terminate the Target Company’s listing status in order to solve the horizontal competition between the Offeror and the Target Company, and to reduce and standardize the related party transactions between the Offeror, as controlling shareholder, and the Target Company.
3.	The Offer Price is RMB5.25 Yuan per share.
4.	The term of the Offer is 35 calendar days, commencing on the first common trading day of A Shares and H Shares after the Offer Conditions for H Shares are satisfied.
5.	Offer Condition
The condition to the effectiveness of the A Share Offer (“A Share Offer Condition”) is: the satisfaction of all of the conditions to the H Share Offer. Once the A Share Offer Condition is satisfied, the A Share Offer shall become effective and the shares in the Target Company shall be delisted; if the A Share Offer Condition is not satisfied, the A Share Offer shall be void from the very beginning.
(1)	The H Share Offer is subject to the following conditions: (1) the adoption of a resolution approving the voluntary withdrawal of the listing of H Shares from the SEHK at a class meeting to be convened by the holders of H Shares of the Target Company for this purpose, other than PetroChina and persons acting in concert with PetroChina, subject to (A) approval by at least 75% of the votes attaching to the H Shares held by persons other than PetroChina and persons acting in concert with PetroChina (the “Disinterested Shares”) that are cast either in person or by proxy and (B) the number of votes cast against the resolution being not more than 10% of the votes attaching to all Disinterested Shares; and (2) minimum valid acceptances of the H Share Offer being received in respect of not less than 66.67% of the H Shares. The Offers shall become effective upon the satisfaction of all of the above conditions and shall not become effective from the very beginning if any of the above conditions is not satisfied.
6.	The offeree who intends to apply for the acceptance of the Offer or the withdrawal of such acceptance should, within the trading hours on each trading day during the valid terms of the Offer, file its/his/her acceptance of the Offer or withdrawal of acceptance, through the business branch of a securities company who manages its/his/her A shares of Target Company under entrustment. Such business branch of the securities company shall carry out the relevant filing procedures through the trading system of the Shenzhen Stock Exchange.
7.	An acceptance for the Offer or a withdrawal of an acceptance as filed above, shall come into effect on the next trading day immediately after it is confirmed by the Shenzhen Branch of China Securities Depositary & Clearing Corporation Limited (the “Depositary”). The Depositary shall keep under its temporary custody any A shares of Target Company with regard to which acceptance is confirmed and shall release any A shares of Target Company kept under its temporary custody when the acceptance in respect of such shares is withdrawn.
8.	During the Offer Period, if the Offer is modified, previous offer acceptance application will no longer be effective and the registration company shall automatically cancel the temporary custody of corresponding shares. If the offeree accepts the modified tender offer, he needs to apply again.
9.	If a competitive offer occurs, the offeree who previously filed for acceptance of the Offer shall, before filing for an acceptance of such competitive offer, withdraw his acceptance for the Offer.

10.	Shares in the Target Company held by any director, supervisor and senior officer of the Offeror and the Target Company cannot be filed for the offer acceptance.

At present, shares in the Target Company held by any director, supervisor and senior officer of the Offeror and the Target Company are locked up and will continue to be locked up until the Offer expires. Such shares can’t be filed for the offer acceptance.

IV	Particulars Concerning the Offeror’s Shareholding and Information Regarding the Trading of the Listed Shares during the Past Six Months

	(I)	According to the Offeror’s explanation, the Offeror held 239,630,000 shares in the Target Company on the Report Date, accounting for 67.3% of the outstanding shares of the Target Company. As of the Report Date, no such shares held by the Offeror have been pledged, frozen or restricted in terms of any rights.

	(II)	According to the explanation of the Offeror, except for the 3,550 tradable A Shares in the Target Company held by Mr. Zou Haifeng, a non-executive director of the Offeror on the Report Date (these shares are locked up at present, and there has been no change to these shares within the 6 months prior to the Report Date), any other director, supervisor, senior officer of the Offeror and immediate relatives of the aforesaid persons didn’t hold any A Shares in the Target Company on the Report Date and they didn’t conduct any transaction of any such shares within the six months prior to the Report Date.
V     Source of Funds for the Offer
According to the Offer structure, the Offeror plans to pay all the consideration to holders of A Shares of the Target Company in cash. According to the explanation of the Offeror, such cash is owned by the Offeror itself.
VI     Follow-Up Plan Subsequent to the Tender Offer

According to the Offer structure, the purpose of the Offer is to terminate the Target Company’s listed company status. Since the Offer was announced by the Offeror in 2005, the Offer Condition set up for the Offer (i.e. delisting condition) shall still be subject to the currently effective Company Law (passed by the 5th Session of the Standing Committee of the 8th National People’s Congress on December 29 1993 and amended by the 13th Session of the Standing Committee of the 9th National People’s Congress on December 25 1999). After the Offer Period expires, if the Offer Condition is met, the Offeror will hold at least 85.35% of the total capital stock of the Target Company after the Tender Offer. In this case, according to the currently effective Company Law, the Target Company’s equity structure will disqualify it as a listed company and the Target Company shall implement the proper procedures to delist its A shares.
After the tradable A Shares of the Target Company are delisted, A Shares of the Target Company held by holders of A Shares who didn’t accept the Offer will be unable to be traded on the Shenzhen Stock Exchange. Nevertheless, such shareholders can still sell their A Shares in the Target Company to the Offeror at the Offer Price. The Offeror or any securities company appointed by the Offeror shall purchase such shares so sold. Once the Offer becomes effective, the Offeror will issue another announcement regarding the detailed processes and operating procedures (including but not limited to right confirmation, registration and relevant inspection procedures) of any such further purchase, before the Target Company is delisted.
The Offeror intends to have Jilin Chemical Industrial Company Limited continue its current basic chemical industry business and chemical industry raw material production business after the Offer is completed. In addition, the Offeror will check the financial and operational situation of Jilin Chemical Industrial Company from time to time in order to improve its operation and facilitate its future development. Currently, the Offeror has no plan to adjust the core business, assets and liabilities, or the organizational structure of Jilin Chemical Industrial Company, nor does the Offeror have any intention to transfer, pledge or mortgage any share in Jilin Chemical Industrial Company acquired in the Offer.
The Offeror plans to have the current management of Jilin Chemical Industrial Company continue to manage the company and have its current employees operate Jilin Chemical Industrial Company after the Offer is completed.

VII     Material transactions between the Offeror and the Target Company
(I)	According to the explanation of the Offeror, the transactions between the Offeror as one party, and the Target Company and the Target Party’s related parties as the other party, have been conducted according to the terms adopted by the interim shareholders’ general meeting of the Target Company. Related party transactions that are conducted are an integral part of the normal production and operation of the Target Company. Related party transactions between the Offeror and the Target Company with a total amount exceeding RMB 30 million or higher than 5% of the latest audited asset value of the Target Company in the 24 months from July 2003 to June 2005 are described as follows:

Category of the related party transactions	Transaction amount (in RMB thousand)
Purchase of crude oil	23,106,558
Purchase of raw materials	11,160,905
Sales of gasoline	5,881,198
Sales of diesel oil	15,777,956
Sales of petrochemical products	19,816,210
Production safety insurance fund	84,812
Leasing of machinery, equipments and other assets	45,868
According to the explanation of the Offeror, within the 24 months prior to the Report Date, there has been no transaction between any director, supervisor or senior officer of the Offeror as one party, and the Target Company or any of its related parties as the other party, with a total amount exceeding RMB 30 million or higher than 5% of the latest audited net asset value.

(II)	According to the explanation of the Offeror, within the 24 months prior to the Report Date, there has been no transaction between the Offeror, its directors, supervisors, or senior officers as one party, and any director, supervisor, or senior officer of the Target Company as the other party, with a total amount exceeding RMB50,000.
VIII     Professional organizations participating in the Offer

(I)	For purpose of the Offer, the Offeror engaged China Galaxy Securities Company Limited as its domestic financial advisor, King & Wood as its domestic legal advisor, Citigroup Global Market Asia Ltd. as its overseas financial advisor, Freshfields Bruckhaus Deringer as its overseas Hong Kong legal advisor, and Shearman & Sterling LLP as its overseas American legal advisor.

(II)	According to the Statement of No Connected Relationship with the Offeror, the Target Company or the Offer issued by aforesaid professional advisors, the aforesaid professional advisors do not have any connected relationship with the Offeror, the Target Company or the Offer.
IX     Financial materials
Since the Offeror is a listed company, the Offer Report has specified the website on which the Offeror’s annual reports are disclosed.
X     Conclusion opinions
The Offer is subject to currently effective Company Law and Securities Law. The terms of the Offer, including but not limited to, pricing, term, and validation conditions are all subject to currently effective Securities Law and Company Law. In summary, according to relevant laws and regulations, King & Wood holds that the Offer Report issued by the Offeror for the Offer is authentic, accurate and complete and no false records, misleading statements or material omissions have been discovered therein, and Offer Report complies with provisions of Acquisition Measures, Rule No. 17 and other relevant laws and regulations.
(Signature Page)

(This page is the signature page)

[1] Note:	As of the announcement date of this Letter, members of the board of directors and the board of supervisors of the Offeror have the following changes:

(1)	Mr. Wang Fucheng resigned as a director of the Offeror and assumed the post of supervisor of the Offeror on September 20 2005; the term of office of director Mr. Ren Chuanjun, director Mr. Zou Haifeng, supervisor Mr. Li Kecheng, supervisor Mr. Zhang Youcai and supervisor Mr. Sun Chongren expired on November 18 2005, upon which such gentlemen would leave their respective posts.

(2)	On the provisional shareholders’ general meeting of the Offeror on November 8th 2005, Mr. Su Shulin, Mr. Gong Huazhang, Mr. Dong Jiancheng and Mr. Liu Hongru were reelected as the directors of the Offeror; Mr. Wang Yilin, Mr. Zeng Yukang, and Mr. Jiang Fan were elected as the directors of the Offeror; Mr. Wen Qingshan and Mr. Wu Zhipan were reelected as supervisors of the Offeror; Mr. Wang Fucheng and Mr. Li Yongwu were elected as supervisors of the Offeror. In addition, Mr. Qin Gang, as an employee representative of the Company, assumed the post as a supervisor of the Offeror in November 2005.

(3)	According to the Offeror’s board of supervisors’ document Jianjuezi [2005] No. 1 issued on November 15 2005, Mr. Wang Fucheng was elected as the chairman of the board of supervisors of the Offeror for the third term.